Franklin Credit Management Corporation 10-Q
Exhibit 3.3

CERTIFICATE OF DESIGNATIONS
OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF
FRANKLIN CREDIT MANAGEMENT CORPORATION

Franklin Credit Management Corporation, a Delaware corporation, DOES HEREBY CERTIFY:

That, pursuant to the authority conferred upon the Board of Directors of said corporation by virtue of its sixth amended and restated certificate of incorporation and in accordance with Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), said Board of Directors has duly adopted a resolution providing for the issuance of a series of preferred stock, par value $0.001 per share, designated as Series A Convertible Preferred Stock, which resolution reads as follows:

“BE IT RESOLVED, that the Board of Directors (the “Board of Directors”) of Franklin Credit Management Corporation (the “Corporation”) hereby authorizes the issuance of a series of preferred stock and fixes its designation, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions thereof, as follows:

1)
Designation.  The distinctive serial designation of said series shall be “Series A Convertible Preferred Stock” (hereinafter called “Series A Preferred Stock”).  Each share of Series A Preferred Stock shall be identical in all respects with all other shares of Series A Preferred Stock.

2)
Number of Shares.  The number of authorized shares of Series A Preferred Stock shall be, in aggregate, two million fifty thousand (2,050,000) shares.  The number of authorized shares of Series A Preferred Stock may be increased or reduced by the Board of Directors of the Corporation by the filing of a certificate pursuant to the provisions of the DGCL stating that the change has been so authorized.  When shares of Series A Preferred Stock are purchased or otherwise acquired by the Corporation or converted into common stock, par value $0.01 per share, of the Corporation (the “Common Stock”), the Corporation shall take all necessary action to cause the shares of Series A Preferred Stock so purchased or acquired to be canceled and reverted to authorized but unissued shares of Preferred Stock undesignated as to series.

3)
Rank.  The Series A Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) junior to all claims of creditors, including holders of any debt securities issued by the Corporation, (ii) senior to all classes of Common Stock and to each other class of preferred stock established hereafter by the Board of Directors of the Corporation, the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Corporation (collectively referred to, together with all classes of common stock of the Corporation, as “Junior Stock”), and (iii) on a parity with each other class of preferred stock established hereafter by the Board of Directors of the Corporation, the terms of which expressly provide that such class or series shall rank on a parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to a “Parity Stock”).  The Corporation may authorize the issuance of any amount of Junior Stock and Parity Stock without the approval of the holders of the Series A Preferred Stock.

4)	Dividends.

a)
Holders of record, as of the record date therefore, of the outstanding shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation, out of funds legally available therefore, dividends on the Series A Preferred Stock at a rate equal to seven percent (7%) per annum based on the $2.00 per share Liquidation Amount (as defined below) payable monthly in arrears in cash.

b)
All dividends shall be cumulative, whether or not earned or declared, from the date of issuance and shall be payable monthly in arrears on the fifteenth day of each month (each a “Dividend Payment Date”), commencing on the first Dividend Payment Date following the initial issuance of Series A Preferred Stock, to holders of record on the first day of each month immediately preceding the relevant Dividend Payment Date; provided, however, that if the fifteenth day of any month, as the case may be, is not a Stock Exchange Business Day then the dividend shall be payable on the first immediately succeeding Stock Exchange Business Day.  Dividends shall be computed on the basis of a 360-day year of twelve 30-day months.

c)
No dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Stock for any period unless full cumulative dividends shall have been or contemporaneously are declared and paid in full or declared and a sum in cash sufficient for such payment is set apart for such payment on the Series A Preferred Stock.  If full dividends are not so paid, the Series A Preferred Stock shall share dividends pro rata with the Parity Stock.  No dividends may be paid or set apart for such payment on Junior Stock (except dividends on Junior Stock payable in additional shares of Junior Stock) and no Junior Stock or Parity Stock may be repurchased or otherwise retired for value nor may funds be set apart for payment with respect thereto, if cumulative dividends have not been paid in full on the Series A Preferred Stock in cash or shares of Common Stock.  Dividends on account of arrears for any past dividend period may be declared and paid at any time without reference to any regular Dividend Payment Date, to holders of record on a date not more than forty-five (45) calendar days prior to the payment thereof, as may be fixed by the Board of Directors of the Corporation.  No interest shall be payable with respect to any dividend payment that may be in arrears.  So long as any shares of the Series A Preferred Stock are outstanding, the Corporation shall not make payment on account of the purchase or other retirement of any Parity Stock or Junior Stock, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase any Parity Stock, Junior Stock or any warrants, rights, calls or options unless full cumulative dividends determined to be in accordance herewith on the Series A Preferred Stock have been paid (or are deemed paid) in full.

5)	Preference on Liquidation.

a)
Subject to the liquidation rights of the holders of any Parity Stock, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, holders of Series A Preferred Stock shall be entitled to be paid, out of the assets of the Corporation available for distribution to stockholders, the liquidation preference of $2.00 per share of Series A Preferred Stock (the ‘‘Liquidation Amount”), plus, without duplication, an amount in cash, equal to all accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend for the period from the last Dividend Payment Date to the date fixed for liquidation, dissolution or winding-up), before any distribution is made on any Junior Stock, including, without limitation, any class of common stock of the Corporation.

b)
If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the amounts payable with respect to the Series A Preferred Stock and all Parity Stock are not paid in full, then the assets of the Corporation available for distribution among the holders of the Series A Preferred Stock and any Parity Stock shall bear to each other the ratio that the full amounts invested by the holders of shares of Series A Preferred Stock and any Parity Stock bear to each other.

c)
After payment of the full amount of the Liquidation Amount and accumulated and unpaid dividends to which they are entitled, the holders of shares of Series A Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.

d)
For the purposes of this Certificate of Designations, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consolidation) of all or substantially all of the property or assets of the Corporation shall be deemed to constitute a liquidation, dissolution or winding-up of the Corporation.  However, any consolidation, merger, share exchange or similar transaction to which the Corporation is a party shall not be deemed to constitute a liquidation, dissolution or winding-up of the Corporation.

e)
Written notice of any payment to the holders of Series A Preferred Stock as a result of the liquidation, dissolution or winding-up of the Corporation, stating the payment date or dates when and the place or places where the amounts distributable in such circumstances shall be payable, shall be given by first-class mail, postage prepaid, not less than thirty (30) days prior to any payment date stated therein, to the holders of record of shares of Series A Preferred Stock at their respective addresses as the same shall appear on the books of the transfer agent for the Series A Preferred Stock.

6)	Voting Rights. The holders of Series A Preferred Stock shall have no voting rights except as required by law.

7)	Conversion.

a)
If a Default occurs and is not cured within sixty (60) days of the date of the Default, all shares of a Series A Preferred Stock, as well as any accrued and unpaid dividends, shall be automatically converted at the conversion rate (the ‘‘Conversion Rate”) into shares of Common Stock of the Corporation, effective as of the first day of the month immediately following the Default (the “Conversion Date”).  The Conversion Rate shall equal (a) the aggregate Liquidation Amount of the outstanding Series A Preferred Stock, plus any accrued and unpaid dividend thereon, divided by (b) the greater of (x) the closing price of the Common Stock of the Corporation on the day immediately prior to the Conversion Date or if such day is not during a “window period” during which executive officers of the Corporation would otherwise be permitted to purchase Corporation securities under the Corporation’s insider trading policy then in effect, then the first business day of the next “window period” that would be applicable to such executive officers or (y) $0.41.

b)
Upon conversion of shares of Series A Preferred Stock to Common Stock, the holder of each share of Series A Preferred Stock shall promptly surrender that certificate representing such share, duly endorsed or assigned to the Corporation or in blank, at the office of the transfer agent for the Series A Preferred Stock.  Each holder of Series A Preferred Stock shall provide a notice to the Corporation stating the name or names (with address) to whom the certificate or certificates representing the shares of Common Stock issuable upon such conversion shall be issued, which notice shall be accompanied by funds in an amount sufficient to pay any transfer or similar tax required by the provisions of Section 7(c) below.  Each share surrendered for conversion shall, unless the shares issuable on conversion are to be issued in the same name as the name in which such share of the Series A Preferred Stock is registered, be duly endorsed by, or be accompanied by, instruments of transfer (in each case, in form reasonably satisfactory to the Corporation), duly executed by the holder or such holder’s duly authorized attorney-in-fact.

c)
As promptly as practicable after the surrender of certificates for shares of the Series A Preferred Stock for conversion and the receipt of such notice and funds, if any, as aforesaid, the Corporation shall issue and deliver to such holder, or on such holder’s written order, a certificate or certificates for the number of shares of Common Stock issuable upon the conversion of such shares of the Series A Preferred Stock in accordance with the provisions of this Section 7.

d)
Upon conversion of Series A Preferred Stock, the Corporation shall pay any and all documentary, stamp or similar issue or transfer tax payable in respect of the issue or delivery of the shares of the Series A Preferred Stock (or any other securities issued on account thereof pursuant hereto) or Common Stock upon the conversion; provided, however, the Corporation shall not be required to pay any such tax that may be payable because any such shares are issued in a name other than the name of the holder.  In the event that the shares are to be issued in a name other than that of the holder, the holder shall provide the funds necessary to pay any and all of the foregoing taxes.

e)
The Corporation shall reserve out of its authorized but unissued Common Stock or its Common Stock held in treasury enough shares of Common Stock to permit the conversion of all of the outstanding shares of the Series A Preferred Stock.  The Corporation shall from time to time, in accordance with the DGCL, increase the authorized amount of its Common Stock if at any time the authorized amount of its Common Stock remaining unissued shall not be sufficient to permit the conversion of the shares of the Series A Preferred Stock at the time outstanding, subject to the foregoing restriction on converion.  All shares of Common Stock delivered upon conversion of the shares of the Series A Preferred Stock will, upon delivery, be duly authorized and validly issued, fully paid and nonassessable, free from all taxes, liens and charges with respect to the issue thereof.

f)
In the event that the Corporation enters into a definite agreement for any consolidation or merger of the Corporation into any other corporation or other entity or person (a  “Consolidation”), the Corporation shall have the right, but not the obligation, to repurchase all or, at its election, a portion of the outstanding shares of Series A Preferred Stock from the holders thereof, at any time prior to the consummation of such Consolidation at the per share Liquidation Amount plus any accrued and unpaid dividends by providing such holders with thirty (30) days prior written notice of the decision to repurchase (the “Repurchase Notice”).  Each holder of shares of Series A Preferred Stock shall have the right within the thirty (30) day period immediately subsequent to the date of the Repurchase Notice topurchase all remaining authorized but unissued shares of Series A Preferred Stock, prior to the Corporation repurchasing all, or at its election, a portion of the outstanding shares of Series A Preferred Stock and exercise its exchange rights under the Capital Contribution Agreement.  Any shares of Series A Preferred Stock not repurchased by the Corporation or exchanged pursuant to the Capital Contribution Agreement shall be converted into Common Stock under the procedures set forth under Section 7(a), with the Conversion Date, for purposes of this Section 7(f) only, to be the thirtieth (30th) calendar day following the date of the Repurchase Notice.

8)	Conversion Price Adjustments.

a)
In the event the Corporation shall effect a subdivision of the outstanding Common Stock, the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision shall become effective shall be proportionately decreased, and conversely in the event the Corporation shall combine the outstanding shares of Common Stock into a smaller number of shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the date upon which such combination becomes effective shall be proportionately increased.  Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

b)
If the Corporation at any time while any of the Series A Preferred Stock is outstanding shall pay a dividend or other distribution to holders of any Junior Stock payable exclusively in Common Stock or shall pay or make a dividend or other distribution on any other class of capital stock of the Company to holders of any Junior Stock which dividend or distribution includes Common Stock, the Conversion Price in effect at the opening of business the day next following the date the Corporation shall take a record of the holders of its Common Stock for the purpose of receiving such dividend (or if no such record is taken, at the date of such payment) shall be adjusted to that price determined by multiplying the Conversion Price in effect immediately prior to such record date (or if no such record is taken, then immediately prior to such payment) by a fraction (i) the numerator of which shall be total number of shares of Common Stock outstanding immediately after such dividend or other distribution and (ii) the denominator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or other distribution.  For purposes hereof, the number of shares of Common Stock at any time outstanding shall not include any shares thereof then directly or indirectly owned or held by or for the account of the Corporation or its Subsidiaries.

c)
Whenever the Conversion Price is adjusted as herein provided, the Corporation shall promptly file with the transfer agent for the Series A Preferred Stock a certificate of an officer of the Corporation setting forth the Conversion Price after the adjustment and setting forth a brief statement of the facts requiring such adjustment and a computation thereof.  The Corporation shall promptly cause a notice of the adjusted Conversion Price to be mailed to each registered holder of shares of the Series A Preferred Stock.

d)
In any case in which this Section 8 provides that an adjustment shall become effective immediately after a record date for an event and the date fixed for such adjustment pursuant to this paragraph occurs after such record date but before the occurrence of such event, the Corporation may defer until the actual occurrence of such event issuing to the holder of any shares of the Series A Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the Common Stock issuable upon such conversion before giving effect to such adjustment.

9)	Certain Definitions.

“Alternative Stock Exchange” means any other national or regional stock exchange or quotation service Over-the-Counter Quote Board ("OTCQB") or any similar quotation service.

“Capital Contribution Agreement” means the Capital Contribution Agreement between the Corporation and Thomas J. Axon dated October 11, 2013, effective September 30, 2013.

“Capital Stock” of any Person means the Common Stock or preferred stock of such Person.  Unless otherwise stated herein or the context otherwise requires, “Capital Stock” means Capital Stock of the Corporation.

“Common Stock Equivalents” means equity or debt securities of the Corporation (other than Common Stock) which are convertible into or exercisable for shares of Common Stock (including, without limitation, shares, units of shares, preferred stock and other convertible securities) so long as the Board of Directors has deemed such securities to have the same value or economic rights as shares of Common Stock.

“Default” means the purchaser of the Series A Preferred Stock being in default of his obligations under the Capital Contribution Agreement.

“Market Price” means the average of the high and low sales prices on the OTCQB or any Alternative Stock Exchange on any Stock Exchange Business Day.

“Person” means any individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Series A Preferred Stock” means the Corporation’s Series A Convertible Preferred Stock, $0.001 par value.

“Stock Exchange Business Day” means any day (other than a Saturday or Sunday) on which the OTCQB or the Alternative Stock Exchange, as the case may be, is open for business.

“Transfer Agent” means Franklin Credit Management Corporation.

*****

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed on its behalf by its undersigned Executive Vice President and attested to by its Chief Financial Officer this 13th day of November 2013.

FRANKLIN CREDIT MANAGEMENT CORPORATION, a Delaware corporation

By:	/s/ Paul D. Colasono
Name:	Paul D. Colasono
Title:	Executive Vice President

ATTEST:

By:	/s/ Kimberley Shaw
Name:	Kimberley Shaw
Title:	Chief Financial Officer